FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.

(Registrant)

Date: April 8, 2003

By:

 /s/ Derek Price

 Name

Its:

CFO, Vice-President of Finance

(Title)

FOR IMMEDIATE RELEASE

April 8, 2003

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

NORTHERN ORION TO PARTICIPATE WITH WHEATON RIVER IN ACQUISITION OF ADDITIONAL 25% INTEREST IN

BAJO DE LA ALUMBRERA MINE

Wheaton River Minerals Ltd. (WRM: TSX, WHT: AMEX) announced today that Northern Orion Explorations Limited will participate with Wheaton River in the acquisition of BHP Billiton’s 25% interest in the Bajo de la Alumbrera gold-copper mine in Argentina.  Under an agreement among Wheaton River, Northern Orion and BHP Billiton, each of Wheaton River and Northern Orion will acquire a 12.5% interest in the Alumbrera mine for not less than US$65 million in cash and up to US$25 million in deferred consideration.

Closing will be subject to a number of conditions, including board approvals, obtaining all requisite regulatory and third party approvals and consents, including consents from the lenders to the Alumbrera mine and satisfaction of customary closing conditions.  Northern Orion’s participation is subject to the completion of financing to raise its share of the purchase price payable on closing.  The scheduled closing date has been extended to June 23, 2003.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in the Form 20-F and Form F-10 as on file with the Securities and Exchange Commission in Washington, D.C.  Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or visit www.wheatonriver.com